                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO. ___)(1)

                                Xylan Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   984151 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      Steve Sokol, Esq. Xylan Corporation,
           26707 West Agoura Road, Calabasas, CA 91302, (818) 880-3500
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  March 1, 1999
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (continued on following pages)
                              (Page 1 of 9 Pages)

     -------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                                ------------------------
CUSIP NO. 984151 10 0                                     PAGE 2 OF 9 PAGES
------------------------                                ------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          STEVE Y. KIM
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE ITEMS 3 AND 4)                                          (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
          N/A (SEE ITEMS 3 AND 4)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                                 [ ]
          N/A
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            3,007,000**
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            3,007,000**
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,007,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.1%*
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

* Calculated based on 42,552,535 shares of the Issuer's Common Stock outstanding as of March 2, 1999.

** Voting power is shared with Alcatel pursuant to a certain Shareholder Agreement discussed in Item 4. Does not include 20,000 shares of Common Stock held by The Kim Blind Trust, as to which Mr. Kim disclaims voting or investment power and does not include 100,000 shares of Common Stock issuable upon exercise of options which exercise date will be accelerated to the date immediately prior to the Effective Time of the Merger.

                                  SCHEDULE 13D


------------------------                                ------------------------
CUSIP NO. 984151 10 0                                     PAGE 3 OF 9 PAGES
------------------------                                ------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 YURI PIKOVER
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE ITEMS 2 AND 4)                                        (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            N/A (SEE ITEMS 3 AND 4)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          2,086,251
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          2,086,251
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,086,251
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.9%*
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------


* Calculated based on 42,552,535 shares of the Issuer's Common Stock outstanding as of March 2, 1999.

** Voting power is shared with Alcatel pursuant to a certain Stockholder Agreement discussed in Item 4. Does not include 15,000 shares of Common Stock held by The Pikover Blind Trust, as to which Mr. Pikover disclaims voting or investment power and does not include 50,000 shares of Common Stock issuable upon exercise of options which exercise date will be accelerated to the date immediately prior to the Effective Time of the Merger.



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

------------------------                                ------------------------
CUSIP NO. 984151 10 0                                     PAGE 4 OF 9 PAGES
------------------------                                ------------------------

ITEM 1 - SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Shares"), of Xylan Corporation ("Xylan" or the "Issuer").

         The principal executive offices of the Issuer are located at 26707 West Agoura Road, Calabasas, California 91302.

ITEM 2 - IDENTITY AND BACKGROUND

        This statement is filed by and on behalf of Steve Y. Kim and Yuri Pikover. Mr. Kim and Mr. Pikover may be collectively referred to herein as the "Filing Persons," and individually as a "Filing Person."

         The Filing Persons may for certain purposes be deemed members of a "group" as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder. However, there are no agreements or understandings that the Filing Persons will act in concert with respect to all or any of the matters described in Item 4 hereof. Information with respect to each Filing Person is given solely by the respective Filing Person, and neither Filing Person has responsibility for the accuracy or completeness of information supplied by the other Filing Person.

        Steve Y. Kim

        (a) The name of the person filing this statement is Steve Y. Kim.

        (b) The principal business address of Mr. Kim is 26707 W. Agoura Road, Calabasas, CA 91302.

        (c) Mr. Kim is the Chairman of the Board of Directors, Chief Executive Officer and President of Xylan Corporation, located at 26707 W. Agoura Road, Calabasas, CA 91302.

        (d) During the past five years, Mr. Kim has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, Mr. Kim was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violations with respect to such laws.

        (f) Mr. Kim is a citizen of the U.S.A.

        Yuri Pikover

        (a) The name of the personal filing this statement is Yuri Pikover.

        (b) The principal business address of Mr. Pikover is 26707 W. Agoura Road, Calabasas, CA 91302.

        (c) Mr. Pikover is an Executive Vice President and Director of Xylan Corporation, located at 26707 W. Agoura Road, Calabasas, CA 91302.

        (d) During the past five years, Mr. Pikover has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, Mr. Pikover was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violations with respect to such laws.

        (f) Mr. Pikover is a citizen of the U.S.A.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Not applicable.

ITEM 4 - PURPOSE OF TRANSACTION

        On March 1, 1999, Alcatel, a corporation organized and existing under the laws of France ("Alcatel"), Zeus Acquisition Corp., a California corporation ("Merger Sub"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached hereto as Exhibit A and is incorporated herein by reference. The Merger Agreement provides for the commencement of a cash tender offer (which tender offer will be in compliance with Section 14(d)(1) of the Securities Exchange Act of 1934, as amended, and in compliance with the rules and regulations promulgated thereunder) to purchase all outstanding Shares (the "Tender Offer"), at a price of $37.00 per Share, net to the seller in cash (subject to applicable withholding of taxes, without interest), upon the terms and subject to the conditions set forth in Alcatel's Offer to Purchase, dated March 8, 1999, and in the related Letter of Transmittal, attached hereto as Exhibit B and C, respectively, and incorporated herein by reference. The initial scheduled expiration date of the Tender Offer is April 2, 1999. The Tender Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration date of the Tender Offer at least 90% of the outstanding Shares and is also subject to other customary closing conditions.

        The Merger Agreement provides that, following the purchase of Shares by Alcatel in the Tender Offer, upon the terms and subject to the conditions thereof and in accordance with the Corporations Code of the State of California (the "Corporations Code"), Merger Sub shall be merged with and into the Issuer (the "Merger"). As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Issuer shall continue as the surviving corporation of the Merger and shall become a wholly-owned subsidiary of Alcatel. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held in the treasury of the Issuer, or owned by Alcatel, Merger Sub or any direct or indirect wholly owned subsidiary of Alcatel or of the Issuer and any Shares held by Shareholders who shall have properly perfected their right of appraisal for such Shares in accordance with Corporations Code) shall be cancelled and shall be converted automatically into the right to receive the amount paid per Share in the Tender Offer, in cash, without interest.

        On March 1, 1999, concurrently with the execution of the Merger Agreement, each of Mr. Kim and Mr. Pikover entered into a Shareholder Agreement with Alcatel and Merger Sub, pursuant to which both Mr. Kim and Mr. Pikover agreed, among other things, (i) to tender their Shares in the Tender Offer, (ii) to grant Alcatel an option to purchase their Shares at a purchase price of $37.00 upon the satisfaction of certain exercise conditions, (iii) to vote their shares in favor of the proposed Merger of Merger Sub and the Issuer and against any action or agreement that would impede with or prevent the Merger, (iv) to grant to Parent and certain of its designees an irrevocable proxy to vote their Shares in accordance with the foregoing, and (v) not to transfer any of their Shares prior to termination of the Shareholder Agreements. The Shareholder Agreements also provide that upon the completion of the Merger each of Messrs. Kim and Pikover will waive certain rights under their respective Change in Control Agreements with the Issuer. A copy of the Shareholder Agreements are attached hereto as Exhibit D and E, respectively, and are incorporated herein by reference.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The table below sets forth for each of the Filing Persons the number of Shares beneficially owned through March 2, 1999 and the percentage of the Shares outstanding which such beneficial ownership represents:

                     Beneficial Ownership of Steve Y. Kim

         Name                                       No. of Shares          Percent of Class*
         ----                                       -------------          -----------------
         Steve Y. Kim Living Trust                     1,957,500                  4.6%

         The Kim Irrevocable                             805,000                  1.9%
         Children's Trust

         Steve Y. Kim - Options
         exercisable by May 1, 1999                      244,500                   .6%
                                                      ----------                 -----
                 Total                                 3,007,000                  7.1%

                      Beneficial Ownership of Yuri Pikover

         Name                                       No. of Shares          Percent of Class*
         ----                                       -------------          -----------------
         The Pikover Trust, dated 5/16/96              1,825,000                  4.3%

         The Pikover Irrevocable
         Children's Trust, dated 9/15/95                 220,000                  0.5%

         Pikover 1995 Irrevocable
         Trust, dated 9/15/95                             10,000                   **

         Yuri Pikover - Options
         exercisable by May 1, 1999                       31,251                   **
                                                       ---------                  ---
                 Total                                 2,086,251                  4.9%


*        Based on 42,552,535 Shares outstanding on March 2, 1999.

**       Less than .1%.

         Neither Filing Person possesses sole power to vote or direct the vote, shared power to vote or direct the vote, nor sole or shared power to dispose or direct the disposition of any Shares beneficially owned by the other Filing Person. Pursuant to the Shareholder Agreements, the Filing Persons have shared power to vote or to direct the vote of Mr. Kim's 3,039,500 Shares and Mr. Pikover's 2,101,251 Shares with Alcatel and Merger Sub. Pursuant to the Shareholder Agreements, the Filing Persons have shared power to dispose or to direct the disposition of Mr. Kim's 3,039,500 Shares and Mr. Pikover's 2,101,251 Shares with Alcatel and Merger Sub.

         (c) To the best of Messrs. Kim and Pikover's knowledge, Alcatel (i) is a corporation organized and existing under the laws of France, (ii) its principal business is to provide equipment and systems for the telecommunications sector, (iii) the address of its principal office is 54, rue La Boetie, 75008 Paris, France, (iv) that, during the past five years, Alcatel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (v) during the past five years, Alcatel was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violations with respect to such laws. To the best of Messrs. Kim and Pikover's knowledge, Zeus Acquisition Corp. (i) is a California corporation, (ii) its principal business is to effect the Tender Offer and Merger of the Issuer with and into the Issuer,
(iii) the address of its principal office is 640 Bercut Drive, Sacramento, California 95814, (iv) that during the past five years, Merger Sub has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (v) during the past five years, Merger Sub was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violations with respect to such laws.

         (c) Transactions in the class of securities reported that were effected during the past 60 days or since the most recent filing on Schedule 13D, whichever is less, by Messrs. Kim and Pikover:

                                                          TRANSACTION            NUMBER OF
SHAREHOLDER                                                  DATE       ACTION    SHARES
Yuri Pikover Trusts:
  Wilmington Trust, Ttee FBO Pikover Blind Trust
     dated 10/26/96                                         1/21/99      Sale      10,000
  Wilmington Trust, Ttee FBO Pikover Blind Trust
     dated 10/26/96                                         1/22/99      Sale      10,000
  Pikover Irrevocable Children's Trust dated 9/15/95        2/11/99      Sale       5,000
  Pikover Irrevocable Children's Trust dated 9/15/95        2/22/99      Sale       5,000
  Pikover 1995 Irrevocable Trust dated 9/15/95              2/11/99      Sale       5,000
  Pikover 1995 Irrevocable Trust dated 9/15/95              2/22/99      Sale       5,000
  Wilmington Trust, Ttee FBO Pikover Blind Trust
    dated 10/26/96                                          2/12/99      Sale      20,000


Steve Y. Kim Trusts:
  Wilmington Trust, Ttee FBO Kim Blind Trust
    dated 10/26/96                                          1/21/99      Sale      15,000
  Wilmington Trust, Ttee FBO Kim Blind Trust
    dated 10/26/96                                          1/22/99      Sale      15,000
  Kim Irrevocable Children's Trust dated 9/15/95            2/11/99      Sale      15,000
  Kim Irrevocable Children's Trust dated 9/15/95            2/22/99      Sale      15,000
  Wilmington Trust, Ttee FBO Kim Blind Trust
    dated 10/26/96                                          2/12/99      Sale      30,000

         (d) Not applicable.

         (e) Not applicable.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Shareholder Agreements; Stock Option Agreement") of the Offer to Purchase is incorporated herein by reference. See also the response to Item 4 hereof.

         Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Filing Persons, or to the best of their knowledge, any of the associates of any of them, or between any of such persons and any other person, with respect to any securities of the Issuer.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

     Exhibit        Description
     -------        -----------
        A       Agreement and Plan of Merger, dated as of March 1, 1999, by and among Xylan, Alcatel and Merger Sub.(A)

        B       Offer to Purchase, dated March 8, 1999.(B)

        C       Letter of Transmittal.(C)

        D Shareholder Agreement, dated as of March 1, 1999, by and among Alcatel, Merger Sub, Steve Y. Kim, Steve Y. Kim Living Trust and
                The Kim Irrevocable Children's Trust.(D)

        E Shareholder Agreement, dated as of March 1, 1999, by and among Alcatel, Merger Sub, Yuri Pikover, Pikover 1995 Irrevocable
                Trust, Pikover Trust and Pikover Irrevocable Children's
                Trust.(E)

        F       Agreement as to Joint Filing of Schedule 13D between Steve Y.
                Kim and Yuri Pikover.

--------------

        (A) Incorporated by reference to Exhibit (c)(1) to Alcatel's Tender Offer Statement on Schedule 14D-1 filed on March 8, 1999 (the "Schedule 14D-1")

        (B)     Incorporated by reference to Exhibit (a)(1) to the Schedule
                14D-1

        (C)     Incorporated by reference to Exhibit (a)(2) to the Schedule
                14D-1

        (D)     Incorporated by reference to Exhibit (c)(2) to the Schedule
                14D-1

        (E)     Incorporated by reference to Exhibit (c)(3) to the Schedule
                14D-1

                                  SCHEDULE 13D

------------------------                                ------------------------
CUSIP NO. 984151 10 0                                     PAGE 9 OF 9 PAGES
------------------------                                ------------------------

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 8, 1999
                                       /s/ Steve Y. Kim
                                       -----------------------------------------
                                       Steve Y. Kim

                                       /s/ Yuri Pikover
                                       -----------------------------------------
                                       Yuri Pikover


        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                  EXHIBIT INDEX


     Exhibit        Description
     -------        -----------

        A Agreement and Plan of Merger, dated as of March 1, 1999, by and among Xylan, Alcatel and Merger Sub.(A)

        B       Offer to Purchase, dated March 8, 1999.(B)

        C       Letter of Transmittal.(C)

        D Shareholder Agreement, dated as of March 1, 1999, by and among Alcatel, Merger Sub, Steve Y. Kim, Steve Y. Kim Living Trust and
                The Kim Irrevocable Children's Trust.(D)

        E Shareholder Agreement, dated as of March 1, 1999, by and among Alcatel, Merger Sub, Yuri Pikover, Pikover 1995 Irrevocable
                Trust, Pikover Trust and Pikover Irrevocable Children's
                Trust.(E)

        F       Agreement as to Joint Filing of Schedule 13D between Steve Y.
                Kim and Yuri Pikover.

--------------
        (A) Incorporated by reference to Exhibit (c)(1) to Alcatel's Tender Offer Statement on Schedule 14D-1 filed on March 8, 1999 (the "Schedule 14D-1")

        (B)     Incorporated by reference to Exhibit (a)(1) to the Schedule
                14D-1

        (C)     Incorporated by reference to Exhibit (a)(2) to the Schedule
                14D-1

        (D)     Incorporated by reference to Exhibit (c)(2) to the Schedule
                14D-1

        (E)     Incorporated by reference to Exhibit (c)(3) to the Schedule
                14D-1